UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

MAGELLAN GOLD CORPORATION

(Name of Issuer)

              COMMON STOCK

(Title of Class of Securities)

    559078 209

(CUSIP Number)

Michael B. Lavigne
602 Cedar Street, Ste. 205, Wallace, ID 83873
                  707-291-6198 (tel)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 559078 209

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     JOHN C. POWER

(2) Check the Appropriate Box if a Member (a) [_] of a Group* (b) [_]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 644,423
Beneficially Owned	(8) Shared Voting Power 25,000
by Each Reporting	(9) Sole Dispositive Power 644,423
Person With	(10)Shared Dispositive Power 25,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

238,019 shares of Common Stock

20,000 shares of Common Stock issuable upon exercise of Options

406,404 shares of Common Stock issuable upon conversion of Series A Stock

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [_]

(13) Percent of Class Represented by Amount in Row (11)   9.19%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1. SECURITY AND ISSUER

 The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Magellan Gold Corporation, a Nevada corporation (the “Company”). The address and principal executive offices of the Company is 602 Cedar Street, Suite 205, Wallace, ID 83873.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c)     John C. Power, P O Box 114, Sea Ranch CA 95497.

(d)-(f)     The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to read, as follows:

Effective December 31, 2020, Mr. Power disposed of 25,000 shares of common stock of the Company by donation to a charitable organization. The shares disposed of were valued at $0.90 per share.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Power reserves the right to acquire or dispose of additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read, as follows:

(a)     At the close of business on January 12, 2021, Mr. Power would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 238,019 shares of Common Stock, 20,000 option shares exercisable until 02/24/2021 and 406,404 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (excluding any accrued interest that may be convertible). The exercise price of the option shares is $2.00 per share and the conversion price of the Series A Stock is $1.00 per share. The securities represent 9.19% of the issued and outstanding shares of common stock of the Company. The foregoing is based upon 7,048,394 shares of common stock issued and outstanding as of the date of this report.

(b)     Mr. Power has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

(c)     Mr. Power has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d)     Not applicable

(e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None, except as previously disclosed in the Company’s reports filed with the SEC under Section 13 of the Securities Exchange Act of 1934, as amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2021 (Date)

/s/ John C. Power (Signature)

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